BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company


                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,780,000,000.00 - 116,249,622,464 shares




                   EXTRAORDINARY AND ORDINARY GENERAL MEETING
                                OF APRIL 28 2004



         On April 28 2004 at 3:00 p.m. the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. met in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha 100, Torre Itausa - 9th floor for an extraordinary and ordinary general meeting as convened by the newspapers "Gazeta Mercantil", April 13 (page B-1), 14 (page B-1) and 15 2004 (page B-1) editions, and the "Diario Oficial do Estado de Sao Paulo", April 13 (page 12), 14 (page
31) and 15 2004 (page 23), with the following AGENDA:

Agenda of the extraordinary meeting:

>    Examine the proposal of the Administrative Council to:

     1. increase the current subscribed capital from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of reserves;

     2. cancel 664,281,925 own book entry common shares, held as treasury stock, without any reduction in the value of the capital stock;

     3. execute a reverse split of 115,585,340,539 book entry shares, with no par value, representing the subscribed capital stock, proportional to 1,000 (one thousand) shares for 1 (one) share of each respective share type;

     4. adjust the authorized capital limit up to 200,000,000 shares, being 100,000,000 common shares and an equal number of preferred shares;

     5. institute a single Audit Committee for the Itau Financial Conglomerate in substitution for the existing Internal Controls Committee;

     6.   restructure the Advisory Board and the International Advisory
          Committee;

     7.   alter the wording of Article 3 (introductory sentence and 3.1),
          Article 5 (5.6), Article 7, Article 10 and Article 11 of the articles of association to reflect the preceding items, as well as the introductory sentence to Article 16 to comply with the provisions of
          Article 202 of Law 6,404/76, together with the alterations introduced by Law 10,303/01;

     8.    adjust the provisions of the "Plan for Granting Stock Options";

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Extraordinary and Ordinary General Meeting of April 28, 2004

Agenda of the ordinary meeting:

     9. to be informed of the Management Report and the Opinions of the Fiscal Council, the Independent Auditors and the Internal Controls Committee and examine for subsequent deliberation, the Balance Sheets, Financial Statements and Explanatory Notes for the fiscal year ending December 31 2003;

     10.  deliberate on the distribution of the net income for the fiscal year;

     11.  elect the members of the Administrative and Fiscal Councils;

     12. establish the amount to be allocated for compensation of members of the Board of Directors, the Administrative Council, Advisory Board and the International Advisory Board, and the compensation of the Fiscal Councilors.

         With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally, members of the company's management and a member of its fiscal council and representatives of PricewaterhouseCoopers Auditores Independentes, the meeting was declared in session, its presidency, in accordance with statutory provisions, being assumed by Dr. Roberto Egydio Setubal, the Chief Executive Officer, who invited the stockholder Carlos Roberto Zanelato to act as secretary, thus forming the meeting's presiding officials.

         Beginning the meeting's proceedings with an examination of the extraordinary agenda, the President requested the Secretary to read the following


                       "ADMINISTRATIVE COUNCIL'S PROPOSAL

Stockholders,

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. believes it opportune to submit for the General Stockholders' Meeting's examination and approval the following matters:

              I -    INCREASE IN CAPITAL THROUGH THE
                     CAPITALIZATION OF RESERVES

         - to increase the current subscribed capital from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of R$ 3,321,000,000.00 booked in the balance sheet as at December 31 2003 under "Capital Reserve - Goodwill Reserve - Issue of Shares";

              II -   CANCELLATION OF OWN COMMON SHARES
                     CURRENTLY HELD AS TREASURY STOCK

         - cancel the 664,281,925 own book entry common shares, held as treasury stock, acquired by the company pursuant to the Brazilian Securities and Exchange Commission - CVM Instructions 10/80, 268/97 and 390/03, without a reduction in the value of the capital stock, through the absorption of R$ 144,384,103.71 held in "Capital Reserve - Goodwill Reserve - Issue of Shares";

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 3
Extraordinary and Ordinary General Meeting of April 28, 2004

         - in the light of the capitalization of reserves and the cancellation of the aforementioned shares, the capital stock will increase to R$ 8,101,000,000.00, representing 115,585,340,539 book entry shares, with no par value, being 60,687,553,023 common and 54,897,787,516 preferred shares;

              III - REVERSE STOCK SPLIT

         - execute a reverse split of the capital stock, as follows:

                                  'REGULATION


1. execute a reverse stock split of the 115,585,340,539 book entry shares representing the subscribed capital stock on the basis of a ratio of 1,000 (one thousand) shares for 1 (one) share following the completion of the reverse split, for shares of the same type, resulting in 115,585,340 shares, being 60,687,553 common shares and 54,897,787 preferred shares; consequently, the monthly payments of interest on equity capital will be adjusted according to the same ratio as this reverse split, that is, from the equivalent of R$0.13 per batch of a thousand shares to R$ 0.13 per share;

2. following the Central Bank of Brazil's ratification of this reverse split, the company will publish a Notice to Stockholders granting a period of not less than 60 days for the stockholders to adjust their stockholding positions in multiple batches of 1,000 shares;

3. the stockholders may adjust their positions through the intermediary of a brokerage house of their own choice; Itau Corretora de Valores S.A. will provide a service to those stockholders wishing to round up their positions in multiples of a 1,000 shares, being exempted from brokerage charges and fees; in this case, interested stockholders should personally contact any Banco Itau S.A. branch;

4. on expiry of the term granted to stockholders for making the adjustment, fractional shares will be grouped into units of full shares and sold by auction on the Sao Paulo Stock Exchange; the resulting net values will be credited to the holders of fractional shares in accordance with information in the corporate stockholders' register;

5. in the case of stockholders with stale registration information, the net value resulting from the sale of fractional shares will be held to order by the company;

6. simultaneously to the operation in the Brazilian Market, the reverse stock split will be executed in the International Market as follows:

     > in the United States Market (NYSE), where each ADR - American Depositary Receipt currently represents 500 preferred shares, every 2
          (two) ADRs will correspond to l (one) preferred share;

     > in the Argentine Market (BCBA), where each CEDEAR - Argentine Certificate of Deposit currently represents 1,000 preferred shares, each CEDEAR will correspond to 1 (one) preferred share.'

              IV - CHANGES IN THE ARTICLES OF ASSOCIATION
                     Make the following changes in the Articles of Association:

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 4
Extraordinary and Ordinary General Meeting of April 28, 2004

a) in the light of the above-mentioned items, to reword the introductory sentence to Article 3 as follows:

    `Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8,101,000,000.00 (eight billion, one hundred and one million Reais), represented by 115,585,340 (one hundred and fifteen million, five hundred and eighty-five thousand, three hundred and forty) book entry shares with no par value, of which 60,687,553 (sixty million, six hundred and eighty-seven thousand, five hundred and fifty-three) common shares and 54,897,787 (fifty-four million, eight hundred and ninety-seven thousand, seven hundred and eighty-seven) preferred shares with no voting rights, but with the following advantages: I
    - priority in receiving a minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty per cent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block guaranteeing a dividend at least equal to that paid on the common shares.'

b) in sub-paragraph 3.1 of Article 3, to adjust the authorized capital limit as follows:

    `3.1. Authorized Capital - The company is authorized to increase its capital stock based on decisions of the Administrative Council, independently of any change in the articles of association, up to the limit of 200,000,000 (two hundred million) shares being 100,000,000 (one hundred million) common shares and 100,000,000 (one hundred million) preferred shares. Share issues for sale through Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).'

c) to institute a single Audit Committee for the Itau Financial Conglomerate, by transforming the Internal Control Committee - as well as broadening its objectives and purposes -, adapting it to the provisions of the National Monetary Council Resolution 3,081 and the Sarbanes-Oxley Act passed by the United States Congress, clause XI of sub-item 5.6 and Article 7 having the following wording:


    `Article 5  - ADMINISTRATIVE COUNCIL - ...

     5.6. It is incumbent on the Administrative Council: ...

     XI. to elect and remove from office members of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee's activities through the reports of its Chairman;'

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5
Extraordinary and Ordinary General Meeting of April 28, 2004

    `Article 7(0) - AUDIT COMMITEE - The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Directors as well as supervising the compliance of the company's operations and business with the legal requirements, and internal regulations and policy of the Organization The Audit Committee will be equally responsible for supervising the independent and internal audits as well as recommending to the Administrative Council the choice and removal of the independent auditors.

    7.1. The Audit Committee will comprise at least three members, elected annually by the Administrative Council from among its members, the Administrative Council being also responsible for appointing the Committee's Chairman.

          7.1.1. It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee's members having a proven knowledge of the accounting and auditing areas.

          7.1.2. The Administrative Council shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

          7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

     7.2. The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information;
          II) compliance with the prevailing legal and regulatory requirements;
          III) the independence and quality of the work carried out by the independent and internal audits.

     7.3. The Administrative Council shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

          7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

     7.4. The Audit Committee shall prepare a semi-annual report on its monitoring of activities related to the independent and internal audit and to the internal control system, forwarding a copy to the Administrative Council and maintaining the said report on file and available to the Central Bank of Brazil for at least five years.


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6
Extraordinary and Ordinary General Meeting of April 28, 2004


         7.4.1. The summary of the Audit Committee's Report, providing the principal data, shall be published together with the semi-annual financial statements.'

d) to restructure the Advisory Board, rewording Article 10 as follows:

    `Article 10 - ADVISORY BOARD - The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Administrative Council, with the responsibility of collaborating with the Board of Directors through suggestions for solving problems when requested to do so.

    10.1. Should a vacant position arise on the Advisory Board, the Administrative Council may appoint a substitute for the remainder of the term of office.

    10.2. The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being incumbent on the Administrative Council to regulate the use of the said amount.'

e) to restructure the International Advisory Committee, transforming it into an International Advisory Board for enhancing the presence of the company in the international financial community, rewording Article 11 as follows:

    `Article 11 - INTERNATIONAL ADVISORY BOARD - The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

     11.1. The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Administrative Council, from the members of this body and the Board of Directors and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Administrative Council may appoint a substitute to complete the term of office.

     11.2. It is incumbent on the Administrative Council to regulate the working of the International Advisory Board and appoint its Chairman.

     11.3. The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Administrative Board to regulate the use of this amount.'

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 7
Extraordinary and Ordinary General Meeting of April 28, 2004


f) to adapt the introductory sentence of Article 16 to the provisions of Article 202 of Law 6,404/76 as amended by Law10,303/01 as follows:


    `Article 16 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters "a" and "b" of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.'

                       V - PLAN FOR GRANTING STOCK OPTIONS

         - to reword item 1.2 (due to the reverse stock split) and adjust the provisions (insertion of sub-item 3.2.2, alteration of sub-items 2.1, 7.2 and 7.3 and the elimination of sub-item 7.3.1) of the Plan for Granting Stock Options, as follows:


     `1.2. Each stock option will give the right to subscribe one share.'

     `2.1 If and when exceptional and relevant reasons so justify, stock options may be granted to directors of controlled institutions and also senior employees of Banco Itau Holding Financeira or the aforesaid institutions.

          2.1.1. Stock options may also be granted to highly qualified individuals on being hired by Banco Itau Holding Financeira or its controlled institutions.'


          `3.2.2. Exclusively for the purposes cited in item 2.1.1., the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms in 3.2.1.'


     `7.2. The term of the stock options, the holders of which resign or are dismissed from Banco Itau Holding Financeira and/or its controlled companies and no longer have executive functions in any corporation in the conglomerate, shall be extinguished with immediate effect. The directors' stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term will extinguish on the date that the relative labor contract is rescinded.


     7.3. The provision for the early extinguishment of the term in item 7.2 above, shall not occur should the director leave due to his/her failure to be re-elected or in the case of an employee over 55 years of age. In this case, the stock options held by the

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 8
Extraordinary and Ordinary General Meeting of April 28, 2004

           retiree may be exercised up to the final expiration date (item 7.1), or within 3 (three) years as from the date of retirement, which ever one expires first.'


         Finally, it is proposed to publish the meeting's minutes omitting the names of the stockholders present according to the provisions of paragraph 2,
Article 130 of Law 6,404/76.


         This is the proposal we submit for the appreciation of the Stockholders. Sao Paulo-SP, April 12 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members."


         Before submitting the "Administrative Council's Proposal" for stockholders examination and voting, the President announced that the Fiscal Council had opined favorably as to the proposal for modifying the capital stock pursuant to Article 163, III, of Law 6,404/76.

         The Administrative Council's proposal having been submitted for discussion, Dr. Henri Penchas, representative of the stockholder Itausa - Investimentos Itau S.A., took the floor proposing that:


1) the following refinements be made to the new wording to Articles 5 and 7 in the articles of association:

     a) in subsection XI, item 5.6: alter "be aware of the Committee's activities through the reports of its Chairman" to "...be aware of the Committee's activities through its reports";

     b) in the introductory sentence of Article 7, where the wording reads "..policy of the Organization. The Audit Committee will be equally responsible for supervising the independent and internal audits..." alter to "...the policy of the organization, the supervision of the internal audit activities and the monitoring of the independent audit...";

c) in item 7.4: alter "Internal Control System" to "Internal Control and Risk Management System"; replace the word "semi-annual" for "at the end of each fiscal year", adding to the text, the sentence, "In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year";

d)       in the sub item 7.4.1, exclude the word "semi-annual";

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 9
Extraordinary and Ordinary General Meeting of April 28, 2004


2) the alteration in the wording proposed for item 7.3 of the Plan for Granting Stock Options, substituting the term "retiree" for "beneficiary".

3) the current Internal Controls Committee remain permanently installed until June 30, the Audit Committee to become fully functional from July 1 2004.


         Having been put to the vote, the proposals of the Administrative Council and the stockholder Itausa - Investimentos Itau S.A., were fully and unanimously approved, the President observing that once the deliberations of this Meeting have been ratified by the Central Bank of Brazil, the company will publish a Notice to the Stockholders with respect to the reverse stock split, granting a term of not less than 60 days to allow the stockholders to adjust their stockholding positions in multiples of 1,000 shares.

         The President then moved on to the examination of the ordinary meeting's agenda, explaining to those present that the Balance Sheet, other Account Statements, Explanatory Notes, Management Report and the Opinions of the Fiscal Council, Independent Auditors and the Internal Controls Committee relative to the fiscal year ended on December 31 2003, had been published in the March 19 2004 edition of the newspapers "Gazeta Mercantil" (pages 3 to 8) and "Diario Oficial do Estado de Sao Paulo" (pages 9 to 19), thus eliminating the need to publish the notice pursuant to Article 133 of Law 6404/76. The President further explained that similar documents relating to the semester ending June 30 2003, had been announced in the same way in the August 7 2003 edition of the "Diario Oficial do Estado de Sao Paulo"(pages 11 to 22 and 27 to 38) and the "Gazeta Mercantil" (pages A-15 to A-23).

         The account statements were then submitted for examination and discussion, the General Meeting deciding, management stockholders abstaining,:

a) to approve the management accounts and ratify the distribution of the net income for the fiscal year and retained earnings relative to the incorporation of the shares of Banco Itau S.A., as proposed by management in the said account statements, except in the case of the distribution of Statutory Reserves amounting to R$ 912,828,268.08, to be distributed as follows: R$ 456,414,163.21 to the "Dividends Equalization Reserve", R$ 182,565,665.28 to the "Working Capital Increase Reserve" and R$ 273,848,439.59 to the "Increase in Capital for Investees Reserve";

b) to ratify the decisions of the Administrative Council with respect to interim interest payments on capital for the amount of R$ 1,108,429,078.86, incorporated in the mandatory dividend for the fiscal year 2003.

         The President then announced that it was incumbent upon the Meeting to establish the numbers to sit on the Administrative Council, elect its members for the next annual term of office to expire when those elected by the ordinary general meeting 2005 take up their positions, as well as establishing the global and annual amounts for the compensation of the companies'


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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 10
Extraordinary and Ordinary General Meeting of April 28, 2004

statutory bodies (Board of Directors and Administrative Council, Advisory Board and International Advisory Board).

         The stockholder Dr. Asterio Gomes de Brito then requested the floor to propose:

a) 14 (fourteen) positions on the Administrative Council, reelecting the current Council Members, qualified as follows: ALCIDES LOPES TAPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled at Av. Paulista, 1294, 5th floor, in the city and state of Sao Paulo; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled at Av. Sansao Alves dos Santos, 102 - 5th floor, in the city and state of Sao Paulo; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign resident's identity card RNE-SE/DPMAF-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 9th floor in the city and state of Sao Paulo; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Av. Brigadeiro Faria Lima, 3400 - 4th floor in the city and state of Sao Paulo; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao, 12th floor in the city and state of Sao Paulo; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; JOSE VILARASAU SALAT, Spaniard, married, industrial engineer, bearer of National Identity Document (Spain) number 37.094.981, enrolled in the Brazilian tax register (CPF) under number 733.732.571-15, domiciled at Av. Diagonal, 621-629, Torre I, 23(a)Planta, Barcelona - Spain; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco, in the city and state of Sao Paulo; OLAVO EGYDIO SETUBAL, Brazilian, married, electrical engineer, bearer of Brazilian identity card RG-SSP/SP number 505.516, enrolled in the Brazilian tax register (CPF) under number 007.773.588-91, domiciled at Praca Alfredo Egydio de

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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 11
Extraordinary and Ordinary General Meeting of April 28, 2004

      Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 4.821.348, enrolled in the Brazilian tax register (CPF) under number 811.807.138-34, domiciled at Rua Jeronimo da Veiga, 384 - 3rd floor, in the city and state of Sao Paulo; ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor, in the city and state of Sao Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73, 8th floor, in the city and state of Sao Paulo; SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 6th floor, in the city and state of Sao Paulo; and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, graduate in business administration and accounting, bearer of Brazilian identity card RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 9th floor in the city and state of Sao Paulo.

b) maintain the global and annual amount for payment of the compensation of members of the below-mentioned statutory bodies for up to R$ 55,000,000.00 (fifty-five million Reais), the said amount to be allocated as follows: a) R$ 20,000,000.00 to the Administrative Council, Advisory Board and the International Advisory Board; b) R$ 35,000,000.00 to the Board of Directors, the compensation of management also being payable by subsidiary companies.

         All corroborative documentation indicating the necessary conditions for eligibility of the above persons having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, and having been discussed and voted, the proposals tabled by the stockholder Dr. Asterio Gomes de Brito were approved, with the abstention of the elected members and the stockholder Caixa de Previdencia dos Funcionarios do Banco do Brasil -PREVI.


         The President then informed the meeting that the final item on the ordinary general meeting's agenda was the election of the Fiscal Council for the next annual term of office.

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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 12
Extraordinary and Ordinary General Meeting of April 28, 2004

         The floor once more being given to the stockholders, the following were nominated by the preferred stockholders to sit on the Fiscal Council:



a) Professor IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of identity RG/CORECON-1(a) Regiao number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city of Sao Paulo at Av. Prof. Luciano Gualberto, 908 - FEA-3 - Cidade Universitaria, as effective member and Dr. WALTER DOS SANTOS, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 2.111.724, enrolled in the Brazilian tax register (CPF) under number 005.726.838-04, domiciled in the city of Sao Paulo at Rua Nelo Bini, 155 - apto. 131, as his respective alternate;

b) Sr. EGON HANDEL, Brazilian, separated, accountant, bearer of Brazilian identity card RG-SSP/RS number 1.003.651.997, enrolled in the Brazilian tax register (CPF) under number 029.279.850-49, domiciled at Rua dos Andradas, 1,534/81 - Porto Alegre- state of Rio Grande do Sul, as effective member and Sr. EDUARDO GRANDE BITTENCOURT, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/RS number 1.005.587.934, enrolled in the Brazilian tax register (CPF) under number 003.702.400-06, domiciled at Rua dos Andradas, 164/1,304 - Porto Alegre - state of Rio Grande do Sul as his alternate.

         In the light of these nominations, the President suspended the Meeting's proceedings to allow preferred stockholders to hold a vote.

         Resuming the work of the Meeting, the President requested the Secretary to verify and count the votes, being elected by the stockholders representing the majority of the preferred shares, Prof. IRAN SIQUEIRA LIMA and Dr. WALTER DOS SANTOS, as qualified above, to take their seats on the Fiscal Council as effective and alternate members respectively.

         Subsequently, Dr. Henri Penchas, representing the stockholder Itausa - Investimentos Itau S.A., proposed:

a) to elect as effective members of the Fiscal Council as representatives of the majority stockholders Dr. GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, bearer of Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of Sao Paulo, at Rua Estados Unidos, 498, and Dr. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of identity RG/CORECON 1(a)Regiao number 2808-8, enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45 - sala 1914, and, as their respective alternates, Dr. JOSE MARCOS KONDER COMPARATO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city of Sao Paulo at Rua dos Caetes, 619 - 2nd floor, and Dr.

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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 13
Extraordinary and Ordinary General Meeting of April 28, 2004

     JOSE ROBERTO BRANT DE CARVALHO, Brazilian, married, retired bank director, bearer of Brazilian identity card RG-SSP/SP number 4.517.092, enrolled in the Brazilian tax register (CPF) under number 038.679.008-68, domiciled in the city of Sao Paulo at Rua Conselheiro Torres Homem, 228;


b) to maintain at R$ 7,500.00 (seven thousand, five hundred Reais) and R$ 2,500.00 (two thousand five hundred Reais), respectively, the monthly fees due to the Fiscal Council's effective members and alternates.

         The proposal of the stockholder, Itausa - Investimentos Itau S.A. was duly examined and unanimously approved.

         All corroborative documentation indicating the necessary preconditions for eligibility of the above persons was verified as correct pursuant to Articles 146 and 147 of Law 6404/76, to Resolution 3,041/02 of the National Monetary Council and Article 3 of the Brazil Securities Commission (CVM) Instruction 367/02, with the exception of the Fiscal Councilor, Gustavo Jorge Laboissiere Loyola, who holding a seat on the Administrative Council of another Financial Institution, was exempted from complying with the provision of subsection I of Paragraph 3 Article 147 of Law 6,404/76 as amended by Law 10,303/01.

         Consequently, the President declared the Fiscal Council duly installed to operate until the Ordinary General Meeting of 2005, and to be made up as follows:

                                 FISCAL COUNCIL

                     Effective Members
                     GUSTAVO JORGE LABOISSIERE LOYOLA
                     IRAN SIQUEIRA LIMA
                     ALBERTO SOZIN FURUGUEM

                     Alternate Members
                     JOSE MARCOS KONDER COMPARATO
                     WALTER DOS SANTOS
                     JOSE ROBERTO BRANT DE CARVALHO

         With the agenda complete, the President thanked the presence of all and declared the meeting closed, requesting that these minutes be duly transcribed. These having been read and approved, were signed by all the stockholders present. Sao Paulo-SP, April 28 2004. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary; ...


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BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 14
Extraordinary and Ordinary General Meeting of April 28, 2004

                                                     ALFREDO EGYDIO SETUBAL
                                                   Investor Relations Director